FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


February 23, 2000


                           ST. LAURENT PAPERBOARD INC.
                 (Translation of registrant's name into English)


                 630 Rene-Levesque Boulevard, West, Suite 3000,
                            Montreal, Quebec H3B 5C7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F ...... Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                               Yes ..... No ...X..


                       INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I -- Press Release, dated February 23, 2000,  of  St. Laurent Paperboard
             Inc. announcing Smurfit-Stone to Acquire St. Laurent Paperboard for Cash and Stock Acquisition will Create Leader in High-Impact Graphics Packaging.

On February 23, 2000 St. Laurent Paperboard Inc. issued a press release announcing Smurfit-Stone to Acquire St. Laurent Paperboard for Cash and Stock Acquisition will Create Leader in High-Impact Graphics Packaging.

Exhibit I -- Press Release, dated February 23, 2000, of  St. Laurent  Paperboard
             Inc. announcing Smurfit-Stone to Acquire St. Laurent Paperboard for Cash and Stock Acquisition will Create Leader in High-Impact Graphics Packaging.



                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  February 23, 2000

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

                                                                    EXHIBIT I



P R E S S   R E L E A S E
For Immediate Release



                       Contact:        Timothy McKenna (investors)
                                       312-580-4637 / 314-746-1254
                                       Tom Lange (media)
                                       314-746-1236
                                       Smurfit-Stone
                                       www.smurfit-stone.com

                                       Richard Garneau
                                       Senior Vice-president and CFO
                                       514-861-4011 ext 223
                                       St. Laurent Paperboard
                                       www.stlaurent.com


                            SMURFIT-STONE TO ACQUIRE

                    ST. LAURENT PAPERBOARD FOR CASH AND STOCK

        ACQUISITION WILL CREATE LEADER IN HIGH-IMPACT GRAPHICS PACKAGING

CHICAGO AND MONTREAL, FEBRUARY 23, 2000-- Smurfit-Stone Container Corporation (Smurfit-Stone, Nasdaq: SSCC) and St. Laurent Paperboard Inc., (St. Laurent,
TSE: SPI, NYSE: SLW) jointly announced today that Smurfit-Stone has agreed to acquire St. Laurent for about US$1.4 billion consisting of approximately US$625 million in cash, Smurfit-Stone common stock, and the assumption of St. Laurent's debt.

     Ray Curran, president and chief executive officer of Smurfit-Stone, said, "This transaction has multiple benefits for investors. It will expand our capabilities to serve the fast-growing market for high-impact graphics packaging, and it presents an excellent business and geographic fit. It is also expected to be immediately accretive to our earnings."

     Dr. Michael W.J. Smurfit, who is chairman of Smurfit-Stone Container Corporation and chairman and chief executive officer of Jefferson Smurfit Group, Smurfit-Stone's largest shareholder, said, "This acquisition is another important step in expanding the presence of Smurfit-Stone and the worldwide Jefferson Smurfit Group in the North American packaging market."

     The transaction will significantly expand Smurfit-Stone's capabilities to produce specialty grades of containerboard, such as white top linerboard, coated and bleached linerboard and lightweight medium used in point-of-purchase promotional packaging. St. Laurent's corrugated packaging plants will expand Smurfit-Stone's capabilities to provide microflute and other high impact graphics packaging to customers throughout North America. St. Laurent's paperboard operations include four containerboard mills with 1.5 million tons of capacity and 16 packaging plants.

     Under the terms of the agreement, holders of St. Laurent stock will receive US$12.50 (Cdn$18.50) in cash plus one-half share of Smurfit-Stone common stock for each share of St. Laurent. In the event that St-Laurent receives a superior proposal, Smurfit-Stone shall have the right to amend its offer. To finance the transaction, Smurfit-Stone will raise US$625 million in new debt and issue approximately 25 million new shares of common stock, increasing the number of fully diluted shares outstanding to approximately 250 million. Smurfit-Stone will also refinance about US$386 million of St. Laurent debt. The transaction is subject to St. Laurent shareholder approval and various regulatory approvals and is expected to close in the second quarter.

     "The combination of these packaging businesses into one North American unit will generate approximately US$50 million annually in cost savings," Curran said. "In addition, by joining Smurfit-Stone's containerboard system with St. Laurent capabilities we will create significant new opportunities to optimize our containerboard manufacturing costs.

     "St. Laurent has superior capabilities in specialty containerboard such as white top linerboard and lightweight medium. By adding these operations, Smurfit-Stone develops an unmatched ability to serve customers for microflute and value graphics packaging and point-of-purchase displays. Finally, St.Laurent management has done an excellent job in the past twelve months of reducing costs and increasing production at its white top mills. We expect to continue with this progress."

     Jay J. Gurandiano, president and chief executive officer of St. Laurent Paperboard, added, "This transaction enhances our shareholder value. Shareholders will be able to participate in the many benefits accruing from the combination of St. Laurent's niche in higher value white top linerboard and microfluting grades and Smurfit-Stone's preeminent position as the largest container and containerboard producer in North America."

     Smurfit-Stone, which was created by the November 1998 merger of Jefferson Smurfit Corporation and Stone Container Corporation, is the industry's leading manufacturer of paper and paperboard-based packaging, including containerboard, corrugated containers, industrial bags, and claycoated recycled boxboard; and is the world's largest paper recycler. In addition, Smurfit-Stone is a leading producer of solid bleached sulfate, folding cartons, paper tubes and cores, and labels. Net sales in 1999 were US$7.2 billion. The company employs approximately 35,000 and operates about 300 facilities worldwide. The company has a production capacity of six million tons of containerboard and one million tons of other packaging grades.

     St. Laurent Paperboard is a leading North American producer, supplier and converter of high quality, value-added specialty containerboard and high impact graphics packaging, with more than 4,500 employees serving a diverse customer base in North America and selected international markets. Formed in 1994, the company had sales of US$916 million in 1999. In addition to its four mills and 16 packaging plants, the company also owns 920,000 acres of forest land in Quebec and solid wood products operations.

                                     - 30 -

THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 21 E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, ABOUT SMURFIT-STONE CONTAINER CORPORATION. ALTHOUGH THE COMPANY BELIEVES THAT, IN MAKING ANY SUCH STATEMENTS, ITS EXPECTATIONS ARE BASED ON REASONABLE ASSUMPTIONS, ANY SUCH STATEMENT MAY BE INFLUENCED BY FACTORS THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE PROJECTED. WHEN USED IN THIS DOCUMENT, THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," AND SIMILAR EXPRESSIONS AS THEY RELATE TO SMURFIT-STONE CONTAINER CORPORATION OR ITS MANAGEMENT ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN FORWARD-LOOKING STATEMENTS, CERTAIN OF WHICH ARE BEYOND THE CONTROL OF SMURFIT-STONE CONTAINER CORPORATION, INCLUDE: THE IMPACT OF GENERAL ECONOMIC CONDITIONS IN THE U.S. AND CANADA AND IN OTHER COUNTRIES IN WHICH SMURFIT-STONE CONTAINER CORPORATION AND ITS SUBSIDIARIES CURRENTLY DO
BUSINESS (INCLUDING ASIA, EUROPE AND LATIN AND SOUTH AMERICA); INDUSTRY CONDITIONS, INCLUDING COMPETITION AND PRODUCT AND RAW MATERIAL PRICES; FLUCTUATIONS IN EXCHANGE RATES AND CURRENCY VALUES; CAPITAL EXPENDITURE REQUIREMENTS; LEGISLATIVE OR REGULATORY REQUIREMENTS, PARTICULARLY CONCERNING ENVIRONMENTAL MATTERS; INTEREST RATES; ACCESS TO CAPITAL MARKETS; THE TIMING OF AND VALUE RECEIVED IN CONNECTION WITH ASSET DIVESTITURES; AND OBTAINING REQUIRED APPROVALS, IF ANY, OF DEBT HOLDERS. THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENT BY SMURFIT-STONE CONTAINER CORPORATION COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS AND, ACCORDINGLY, NO ASSURANCES CAN BE GIVEN THAT ANY OF THE EVENTS ANTICIPATED BY THE FORWARD-LOOKING STATEMENTS WILL TRANSPIRE OR OCCUR, OR IF ANY OF THEM DO SO, WHAT IMPACT THEY WILL HAVE ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF SMURFIT-STONE CONTAINER CORPORATION.




FOR FURTHER INFORMATION:

Richard Garneau
Senior Vice President and Chief Financial Officer
ST. LAURENT PAPERBOARD INC.
Tel.: (514) 864-5102

http://www.stlaurent.com